UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-14989
A.    Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESCO INTERNATIONAL, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

Table of Contents

I. FINANCIAL STATEMENTS
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits for the years ended
December 31, 2015 and 2014	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year) as of
December 31, 2015 and 2014*	14

SIGNATURES	30

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2015 and 2014 have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Pittsburgh, Pennsylvania
June 27, 2016

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	December 31,
	2015	2014
Investments at fair value (Notes 2, 4, and 5)
Shares of registered investment companies	$382,700,071	$390,143,674
Stock funds and self-directed accounts	16,890,780	27,230,001
Common/collective trust funds	158,620,061	132,536,862
RAFI Enhanced Large Company Fund	—	35,278,719
	558,210,912	585,189,256
Receivables
Employer contributions	547,387	10,208,553
Promissory notes from participants (Note 6)	13,877,227	13,716,227
Net assets available for benefits at fair value	572,635,526	609,114,036

Adjustment from fair value to contract value for interest in the Stable Value Fund relating to fully benefit-responsive
contracts (Note 5)	(2,154,693)	(4,205,911)
Net assets available for benefits	$570,480,833	$604,908,125
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2015 and 2014

	2015	2014
Additions
Employee contributions	$26,642,175	$27,105,739
Employee rollovers	3,200,438	1,886,423
Employer contributions (including discretionary contributions)	9,013,325	19,187,627
Net appreciation from shares of registered investment companies	—	18,868,006
Net appreciation from common/collective trust funds	3,071,613	3,116,690
Net appreciation from the RAFI Enhanced Large Company Fund	—	3,841,535
Interest and dividend income	6,050,905	8,020,612
Total additions	47,978,456	82,026,632

Deductions
Net depreciation from the RAFI Enhanced Large Company Fund	1,053,565	—
Net depreciation from stock funds and self-directed accounts	8,437,817	3,839,548
Net depreciation from shares of registered investment companies	6,637,336	—
Distributions to participants	65,247,331	61,961,398
Administrative expenses	1,029,699	761,614
Total deductions	82,405,748	66,562,560
Net (decrease) increase	(34,427,292)	15,464,072

Transfers in from Talcup Union Plan (Note 8)	—	99,667

Net assets available for benefits
Beginning of period	604,908,125	589,344,386
End of period	$570,480,833	$604,908,125
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

1.	Major Features of the Plan

Background

WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company”) and participants in the Plan. At the date of inception, all funds held by the prior plans of the predecessor company related to the employees of the Company were transferred to the Plan.

The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.
Participation for eligible employees requires an employee to be scheduled to work at least 1,000 hours per year and requires an employee to be paid through the Plan sponsor's payroll system.
Amendment to the Plan

On September 28, 2015, the Plan's Administrative and Investment Committee executed the ninth amendment to the Plan (the "Ninth Amendment"). Pursuant to the terms of the Ninth Amendment, on November 13, 2015, the WESCO Pooled Stock Fund was frozen to new investments and no additional contributions or transfers into such fund were permitted. Participants were allowed to transfer all or a portion of their balance in the WESCO Pooled Stock Fund to one or more of the other investment options provided for by the Plan. The WESCO Pooled Stock Fund has not been divested and changes in the value of the common stock underlying the WESCO Pooled Stock Fund will continue to be reinvested.
Contributions

The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants may elect to make tax deferred contributions ranging from 1% up to the lesser of 50% of their eligible compensation or $18,000 and $17,500 for 2015 and 2014, respectively. Participant contributions are recorded if they are withheld from the participant's wages. The $18,000 limit may be adjusted in future years by the Internal Revenue Service (“IRS”). The sum of the tax deferred contributions and the after-tax contributions cannot exceed 50% of the participant's eligible compensation. Subject to limitation, the Company matches contributions made by employees into the Plan at an amount equal to 50% of a participant's total monthly contributions up to 6%, for a maximum employer match of 3% of their compensation. Also, the Company may, at the Board of Directors' discretion, make a discretionary contribution to the Plan provided certain predetermined profit levels are attained. The Company made no discretionary contributions for the year ended December 31, 2015. Discretionary contributions of approximately $10,209,000 were made for the Plan's year ended December 31, 2014.
Participants may rollover into the Plan amounts representing distributions from other qualified retirement plans, an individual retirement account or an annuity. For the years ended December 31, 2015 and 2014, the Plan accepted employee rollover contributions of approximately $3,200,000 and $1,886,000, respectively.
The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate. The deferral rate is increased by 1% each September 1 until the deferral rate equals 6%.
Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. For 2015 and 2014, a participant's total catch-up contribution could not exceed $6,000 and $5,500, respectively. The catch up contribution limits are determined by the IRS and then indexed for inflation. In addition to cash, in-kind contributions are permitted which may consist of stocks, bonds, property or other securities.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Vesting

Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer matching and discretionary contributions according to the following table:

Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	66%
Five or more years of service	100%
Distributions

A participant may not withdraw any amount from their vested account balance unless they are age 59½, retire, become deceased or disabled, terminate employment, or experience financial hardship.
A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for six months. Under present IRS rules, a “hardship” means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing, or death of a family member.
A participant, upon termination of service, may either receive a lump-sum payment of their vested account balance or transfer their balance to the trustee or custodian of another eligible retirement plan.
Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to the Company, reduce employer contributions in accordance with the Plan's provisions or pay Plan expenses. Total forfeitures that reduced employer contributions in 2015 and 2014 were approximately $1,347,000 and $1,179,000, respectively. As of December 31, 2015, a balance of approximately $333,000 was available to reduce employer contributions in 2016.
Participant Accounts

An account is maintained for each participant, which is credited with the participant's and the employer's matching contributions and an allocation of employer's discretionary contributions, and plan earnings and charged with benefit payments and an allocation of plan losses and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.
Promissory Notes from Participants
Participants are permitted to borrow against a portion of their vested account balance, pursuant to nondiscriminatory rules established by the Administrative and Investment Committee, up to a maximum of $50,000 or 50% of their vested account balance. Each loan is to be repaid over a period not to exceed five years.
Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

2.	Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan:
Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting. Accounts of participants who have elected to withdraw from the Plan, but to whom disbursements of funds from the Plan have not been made, are included as a component of net assets available for benefits.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition

The Plan has adopted a framework for measuring fair value under current accounting pronouncements that requires fair value measurements and enhanced disclosures about fair value measurements. This framework defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. Disclosures include a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value.
The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1 - Observable inputs such as quoted prices in active markets for identical investments that the Plan has the ability to access.

•	Level 2 - Inputs include:

1.	Quoted prices for similar assets or liabilities in active markets;

2.	Quoted prices for identical or similar assets or liabilities in inactive markets;

3.	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

4.	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

•
Level 3 - Unobservable inputs in which there is little or no market activity for the asset or liability, which require the reporting entity to develop its own estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2015 and 2014.

•
Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Common stocks include the WESCO International Pooled Stock Fund, which is an employer stock unitized fund. Such fund consists of WESCO International, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. WESCO International, Inc. common stock is valued at the quoted closing market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value.

•	Registered investment companies are valued at the net asset value of shares held by the Plan as of December 31, 2015 and 2014.

•	The Stable Value Fund (Note 5) is valued based on the underlying securities, which include corporate bonds, commercial mortgage-backed securities and government securities.

•
The RAFI Enhanced Large Company Fund is valued at net asset value based on the value of the underlying securities, which primarily include common stocks. This fund seeks to provide growth through exposure to a broad class of securities. There are no unfunded commitments or restrictions on participant redemptions.

•
The Wells Fargo/BlackRock S&P 500 Index CIT (N20) fund is valued at net asset value based on the value of the underlying equity securities of companies that compose the Standard & Poor's 500 Index (the "Index"). This fund seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Index.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by accounting principles generally accepted in the United States of America, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Net Appreciation (Depreciation) in Value of Investments

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, common/collective trust funds, RAFI Enhanced Large Company Fund, and WESCO International stock and other common stocks.
Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect (i) participants'

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

account balances, and (ii) the amounts reported in the (a) Statements of Net Assets Available for Benefits and the (b) Statements of Changes in Net Assets Available for Benefits.
Payment of Benefits

Benefits are recorded when paid.
Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This updated guidance removes the requirement to categorize investments for which fair value is measured using the net asset value (NAV) per share practical expedient within the fair value hierarchy. A reporting entity should continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, and should be applied retrospectively. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. Earlier application is permitted. Other than a change to the presentation of the relevant fair value disclosure, the adoption of this guidance is not expected to have an impact on the Plan's financial statements and notes thereto.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. This three-part standard was issued to reduce complexity in employee benefit plan accounting. Such changes include: (1) measuring and presenting fully benefit-responsive investment contracts at contract value; (2) eliminating various requirements for plan investment disclosures, such as net appreciation or depreciation by general investment by type and individual investments that represent 5 percent or more of net assets; and (3) a practical expedient that permits a plan to measure investments as of a month-end date closest to the plan's fiscal year-end. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively. The Plan’s management has not yet evaluated the future impact of this guidance on the Plan’s financial statements and notes thereto.

Expenses

All administrative expenses were paid by the Plan during the years ended December 31, 2015 and 2014. Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from Plan assets as incurred. The Plan permits application of forfeited assets to pay Plan administrative expenses.

3.	Tax Status

The IRS has determined and informed the Company by a letter dated November 15, 2012, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan has been amended since receiving its determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

4.	Investments

The  Plan's investments measured at fair value on a recurring basis by fair value hierarchy level, as described in Note 2, were as follows:

	December 31, 2015
	Level 1	Level 2	Total
Shares of registered investment companies
Small growth	$8,026,665	$—	$8,026,665
Small value	6,573,262	—	6,573,262
Large growth	60,136,466	—	60,136,466
Large value	26,251,907	—	26,251,907
Moderate allocation	103,860,615	—	103,860,615
Mid-cap value	33,455,606	—	33,455,606
Mid-cap growth	48,476,306	—	48,476,306
Foreign large blend	28,292,718	—	28,292,718
Intermediate-term bond	24,835,268	—	24,835,268
World bond	4,439,162	—	4,439,162
Real estate	2,290,388	—	2,290,388
Retirement income	1,771,390	—	1,771,390
Target-date	34,290,318	—	34,290,318
Total shares of registered investment companies	382,700,071	—	382,700,071

Stock funds and self-directed accounts
WESCO International Pooled Stock Fund	9,948,004	—	9,948,004

Self-directed accounts
Cash and cash equivalents	882,541	—	882,541
Common stock
Transportation	74,167	—	74,167
Food, beverages & tobacco	201,777	—	201,777
Chemicals	50,135	—	50,135
Communications & media	938,646	—	938,646
Electronics & equipment	758,581	—	758,581
Energy	499,299	—	499,299
Financial	412,764	—	412,764
Healthcare	489,763	—	489,763
Industrial	228,935	—	228,935
Leisure & entertainment	121,464	—	121,464
Metals	178,612	—	178,612
Multi-industry	91,013	—	91,013
Retail	207,390	—	207,390
Utilities	300,564	—	300,564

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

	December 31, 2015 (continued)
	Level 1	Level 2	Total
Mutual Funds
Fixed	58,862	—	58,862
Balanced	9,949	—	9,949
Equity	1,407,220	—	1,407,220
International	31,094	—	31,094
Total stock funds and self-directed accounts	16,890,780	—	16,890,780

Common/collective trust funds
Stable Value Fund (Prudential)	—	127,574,091	127,574,091
WF/BlackRock S&P 500 Index CIT (N20)	—	31,045,970	31,045,970
Total common/collective trust funds	—	158,620,061	158,620,061

	$399,590,851	$158,620,061	$558,210,912

	December 31, 2014
	Level 1	Level 2	Total
Shares of registered investment companies
Small growth	$8,733,094	$—	$8,733,094
Small value	7,177,152	—	7,177,152
Large growth	63,492,756	—	63,492,756
Large value	26,499,418	—	26,499,418
Moderate allocation	101,737,394	—	101,737,394
Mid-cap value	33,999,286	—	33,999,286
Mid-cap growth	50,360,066	—	50,360,066
Foreign large blend	28,485,340	—	28,485,340
Intermediate-term bond	26,950,746	—	26,950,746
World bond	5,366,495	—	5,366,495
Real estate	2,221,252	—	2,221,252
Retirement income	2,043,381	—	2,043,381
Target-date	33,077,294	—	33,077,294
Total shares of registered investment companies	390,143,674	—	390,143,674

Stock funds and self-directed accounts
WESCO International Pooled Stock Fund	19,159,861	—	19,159,861

Self-directed accounts
Cash and cash equivalents	1,366,488	—	1,366,488
Common stock
Transportation	23,717	—	23,717
Food, beverages & tobacco	235,201	—	235,201

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

	December 31, 2014 (continued)
	Level 1	Level 2	Total
Building materials	12,860	—	12,860
Chemicals	68,866	—	68,866
Communications & media	770,824	—	770,824
Electronics & equipment	907,799	—	907,799
Energy	625,284	—	625,284
Financial	379,571	—	379,571
Healthcare	552,501	—	552,501
Industrial	167,259	—	167,259
Leisure & entertainment	196,744	—	196,744
Metals	223,309	—	223,309
Multi-industry	87,246	—	87,246
Retail	161,590	—	161,590
Utilities	249,310	—	249,310
Mutual Funds
Fixed	238,794	—	238,794
Balanced	75,016	—	75,016
Equity	1,697,247	—	1,697,247
International	30,514	—	30,514
Total stock funds and self-directed accounts	27,230,001	—	27,230,001

Common/collective trust funds
Stable Value Fund (Prudential)	—	132,536,862	132,536,862
Total common/collective trust funds	—	132,536,862	132,536,862

RAFI Enhanced Large Company Fund (1)
Cash and cash equivalents	—	322,716	322,716
Common stock
Consumer discretionary	—	4,625,797	4,625,797
Consumer staples	—	3,179,830	3,179,830
Distribution services	—	1,142,823	1,142,823
Energy	—	3,955,280	3,955,280
Financial	—	5,302,228	5,302,228
Health care services	—	3,997,900	3,997,900
Industrials	—	2,786,882	2,786,882
Information technology	—	6,025,963	6,025,963
Materials	—	1,082,930	1,082,930
Telecommunication services	—	1,440,813	1,440,813
Utilities	—	1,415,557	1,415,557
Total RAFI Enhanced Large Company Fund	—	35,278,719	35,278,719

	$417,373,675	$167,815,581	$585,189,256

(1)
Effective August 14, 2015, the RAFI Enhanced Large Company Fund was removed as an investment option in the Plan, and participants' invested balances were transferred to the Wells Fargo/BlackRock S&P 500 Index CIT (N20) fund.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Investments (at fair value) representing 5% or more of the net assets available for benefits were as follows:

	December 31,
	2015	2014
AMCAP Fund (Class R-5)	$60,136,466	$63,492,756
American Balanced Fund (Class R-5)	103,860,615	101,737,394
Artisan Mid Cap Investor Fund	48,476,306	50,360,066
JPMorgan Mid Cap Value Instl Fund	33,455,606	33,999,286
Stable Value Fund	127,574,091	132,536,862
WF/BlackRock S&P 500 Index CIT (N20)	31,045,970	*
* The Plan did not hold an investment in this fund as of the respective reporting date.

5.	The Stable Value Fund

During 2007, the Plan began investing in a fully benefit-responsive synthetic guaranteed interest contract (“GIC”) with an insurance company as part of offering the Stable Value Fund (the “Fund”) investment option to participants. Contributions to this Fund are used to purchase units of a collective trust vehicle that is invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
The Fund has entered into a wrap contract with an insurance company under which the insurance company provides a guarantee with respect to the availability of funds to make distributions from this investment option. This insurance contract is carried at contract value in the participants' accounts.
Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly based on an agreed-upon formula as defined in the contract. The primary variables that could impact the future interest rates that are credited to the participant's accounts (“credited rates”) include (i) the amount and timing of participant contributions, (ii) transfers and withdrawals into/out of the contract, (iii) the current yield of the assets underlying the contract, (iv) the duration of the assets underlying the contract, and (v) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The credited rate of security-backed contracts will track current market yields on a trailing basis. The rate reset feature allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future credited rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and in the future, the credited rate may be higher than the current market rates. The insurance contract cannot credit an interest rate that is less than zero percent.
Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events are limited to premature termination of the contract by the Plan or plan termination. The plan sponsor has not expressed any intention to take either of these actions.
As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

The average yields earned by the Fund are as follows:

	December 31,
Average yield for synthetic GICs	2015	2014
Based on actual earnings	2.27%	1.91%
Based on interest rate credited to participants	2.38%	2.32%

6.	Promissory Notes From Participants

The interest rate applied to participant loans is established each month by the Administrative and Investment Committee at 1% above the prime interest rate. The interest rate on loans outstanding ranged between 4.25% and 9.25% for the years ended December 31, 2015 and 2014. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account. Loans of approximately $7,330,000 and $7,787,000 were made from the Plan and loan principal repayments of approximately $7,185,000 and $7,253,000 were received by the Plan during the years ended December 31, 2015 and 2014, respectively. Interest on promissory notes of approximately $562,000 and $587,000 was earned by the Plan for the years ended December 31, 2015 and 2014, respectively.

7.	Party-In-Interest

Prior to November 13, 2015 (Note 2), participants of the Plan could elect to invest in WESCO International, Inc. common stock within the WESCO Pooled Stock Fund. WESCO International, Inc. owns 100% of the Company. Therefore, these transactions qualify as party-in-interest transactions. Proceeds from the purchase and sale of investments in the WESCO Pooled Stock Fund for the year ended December 31, 2015 were approximately $2,443,000 and $3,843,000, respectively, and proceeds from the purchase and sale of investments in the WESCO Pooled Stock Fund for the year ended December 31, 2014 were approximately $3,470,000 and $4,286,000, respectively.

8.	Plan Transfers

On June 18, 2014, the Plan's Administrative and Investment Committee executed the eighth amendment to the Plan (the "Eighth Amendment") to merge the Talcup, Inc. Employee Savings Plan Local 243 (the "Talcup Union Plan") into the WESCO Distribution, Inc. Retirement Savings Plan. The participants in the Talcup Union Plan were certain employees of RS Electronics. The Company, through a wholly-owned subsidiary, acquired RS Electronics on January 3, 2012. Effective August 1, 2014, participants in the Talcup Union Plan became participants in the WESCO Distribution, Inc. Retirement Savings Plan. Talcup Union Plan assets of approximately $100,000 were transfered into the WESCO Distribution, Inc. Retirement Savings Plan on such date. The terms of the Eighth Amendment provide that eligible employees who were transferred to the Plan received vesting service credit for their service under the Talcup Union Plan prior to the transfer and employees whose accounts are merged into the Plan shall be fully vested in such transferred accounts and in their new accounts under the Plan.

The Company acquired Hi-Line Utility Supply ("Hi-Line") on June 11, 2014. As a result of this acquisition, approximately 30 employees were accepted into the Plan. Such employees did not rollover any amounts from the retirement savings plan maintained by Hi-Line's plan administrator into the Plan during the year ended December 31, 2014.

9.	Subsequent Events

The plan sponsor evaluated subsequent events for recognition or disclosure in the financial statements through June 27, 2016, the day the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in these financial statements or disclosure in the notes thereto except as described below.

The Company acquired Hill Country Electric Supply, LP ("Hill Country") and Needham Electric Supply Corporation ("Needham") on May 1, 2015 and October 30, 2015, respectively. As a result of these acquisitions, approximately 176 and 200 employees of Hill Country and Needham were accepted into the Plan effective January 1, 2016 and June 1, 2016, respectively.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2015

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	AMCAP FUND	AMCAP Fund (Class R-5)		$60,136,466
	AMERICAN FUNDS	American Balanced Fund (Class R-5)		103,860,615
	ARTISAN FUNDS	Artisan Mid Cap Investor Fund		48,476,306
	BARON FUNDS	Baron Small Cap Instl Fund		8,026,665
	DIAMOND HILL FUNDS	Diamond Hill Small Cap Fund		6,573,262
	JPMORGAN	JPMorgan Mid Cap Value Instl Fund		33,455,606
	LAZARD FUNDS	Lazard International Strategic Eq Instl Fund		28,292,718
	MFS FAMILY OF FUNDS	MFS Value Fund (Class R-4)		26,251,907
	NEUBERGER BERMAN	Neuberger Berman Real Estate Fund		2,290,388
	NATIXIS FUNDS	Loomis Sayles Investment Grade Bond Fund		24,835,268
	FRANKLIN TEMPLETON INVESTMENTS	Templeton Global Bond Fund		4,439,162
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target Income		1,771,389
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2015		1,770,231
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2020		6,836,078
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2025		6,371,603
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2030		5,850,676
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2035		6,302,919
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2040		2,837,854
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2045		1,794,354
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2050		1,424,099
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2055		1,102,505
	Registered Investment Companies Total			382,700,071

*	WESCO INTERNATIONAL INC	WESCO International Pooled Stock Fund		9,948,004
	Wells Fargo	Cash and Cash Equivalents		882,541
	Various	Common Stock		4,553,110
	Various	Mutual funds		1,507,125
	Stock Funds and Self-Directed Accounts Total			16,890,780

	Stable Value Fund (Prudential)	Common/Collective Trust Fund		127,574,091
	Wells Fargo/BlackRock S&P 500 Index CIT (N20)	Common/Collective Trust Fund		31,045,970
	Common/Collective Trust Funds Total			158,620,061

*	Participant Loans	4.25% - 9.25% with maturity dates
		through 2027		13,877,227
	Participant Loans Total			13,877,227

	Total Investments at Fair Value			$572,088,139

*	Denotes a party-in-interest to the Plan.
(1)	Cost for participant directed investments not required and therefore omitted.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	AMCAP FUND	AMCAP Fund (Class R-5)		$63,492,756
	AMERICAN FUNDS	American Balanced Fund (Class R-5)		101,737,394
	BARON FUNDS	Baron Small Cap Instl Fund		8,733,094
	ARTISAN FUNDS	Artisan Mid Cap Investor Fund		50,360,066
	DIAMOND HILL FUNDS	Diamond Hill Small Cap Fund		7,177,152
	JPMORGAN	JPMorgan Mid Cap Value Instl Fund		33,999,286
	LAZARD FUNDS	Lazard International Strategic Eq Instl Fund		28,485,340
	MFS FAMILY OF FUNDS	MFS Value Fund (Class R-4)		26,499,418
	NEUBERGER BERMAN	Neuberger Berman Real Estate Fund		2,221,252
	NATIXIS FUNDS	Loomis Sayles Investment Grade Bond Fund		26,950,746
	FRANKLIN TEMPLETON INVESTMENTS	Templeton Global Bond Fund		5,366,495
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target Income		2,043,381
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2015		2,029,518
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2020		7,965,865
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2025		6,558,715
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2030		5,336,041
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2035		5,875,664
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2040		2,380,407
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2045		1,494,043
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2050		966,305
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2055		470,736
	Registered Investment Companies Total			390,143,674

*	WESCO INTERNATIONAL INC	WESCO International Pooled Stock Fund		19,159,861
	Wells Fargo	Cash and Cash Equivalents		1,366,488
	Various	Common Stock		4,662,081
	Various	Mutual Funds		2,041,571
	Stock Funds and Self-Directed Accounts Total			27,230,001

	Stable Value Fund (Prudential)	Common Collective Trust		132,536,862
	Common/Collective Trust Fund Total			132,536,862

	CASH	Cash and Cash Equivalents		223
	DIVIDEND INCOME ACCRUAL	Cash and Cash Equivalents		47,700
	WELLS FARGO ADVANTAGE HERITAGE MONEY	Cash and Cash Equivalents		274,793
	3M CO	Common Stock		198,827
	AARON S INC	Common Stock		20,360
	ABBOTT LABS	Common Stock		98,684
	ABBVIE INC	Common Stock		130,422
	ABERCROMBIE & FITCH CO CL A	Common Stock		22,654
	ACTIVISION BLIZZARD INC	Common Stock		26,920
	ADOBE SYS INC	Common Stock		7,052
	ADT CORP/THE	Common Stock		4,819
	ADVANCE AUTO PTS INC	Common Stock		25,803
	ADVANCED MICRO DEVICES INC	Common Stock		18,730
	AECOM	Common Stock		7,289
	AES CORP	Common Stock		40,952
	AETNA INC-NEW	Common Stock		110,505
	AFLAC INC	Common Stock		37,570
	AGCO CORP COM	Common Stock		13,650

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	AGILENT TECHNOLOGIES INC	Common Stock		19,692
	AIR PRODS & CHEMS INC COM	Common Stock		59,279
	AIRGAS INC COM	Common Stock		11,288
	AK STL HLDG CORP COM	Common Stock		15,022
	ALASKA AIR GROUP INC	Common Stock		23,426
	ALCOA INC	Common Stock		144,131
	ALERE INC	Common Stock		27,246
	ALLEGHENY TECHNOLOGIES INC	Common Stock		20,236
	ALLERGAN INC	Common Stock		20,621
	ALLIANT ENERGY CORPORATION	Common Stock		23,712
	ALLIANT TECHSYSTEMS INC	Common Stock		20,228
	ALLSTATE CORP	Common Stock		79,874
	ALPHA NAT RES INC	Common Stock		4,175
	ALTERA CORP	Common Stock		18,211
	ALTRIA GROUP INC	Common Stock		250,144
	AMAZON COM INC COM	Common Stock		42,208
	AMEDISYS INC	Common Stock		13,119
	AMEREN CORP COM	Common Stock		69,333
	AMERICAN AIRLS GROUP INC	Common Stock		31,749
	AMERICAN EAGLE OUTFITTERS INC NEW	Common Stock		18,849
	AMERICAN ELECTRIC POWER INC	Common Stock		93,812
	AMERICAN EQUITY INVT LIFE HLDG CO	Common Stock		19,119
	AMERICAN EXPRESS CO	Common Stock		98,808
	AMERICAN FINL GROUP INC OHIO COM	Common Stock		28,296
	AMERICAN INTERNATIONAL GROUP, INC	Common Stock		83,511
	AMERICAN WATER WORKS CO INC/NE	Common Stock		11,833
	AMERIPRISE FINL INC	Common Stock		42,320
	AMERISOURCEBERGEN CORP	Common Stock		30,294
	AMGEN INC	Common Stock		140,494
	AMKOR TECHNOLOGIES INC COM	Common Stock		12,297
	AMSURG CORP	Common Stock		10,946
	ANADARKO PETROLEUM CORP	Common Stock		45,210
	ANALOG DEVICES INC	Common Stock		16,434
	ANIXTER INTL INC COM	Common Stock		22,557
	ANN INC	Common Stock		8,317
	ANNALY CAPITAL MANAGEMENT INC.	Common Stock		64,384
	ANTHEM INC	Common Stock		195,794
	AOL INC	Common Stock		28,579
	APACHE CORP	Common Stock		49,071
	APARTMENT INVT & MGMT CO CL A	Common Stock		22,624
	APOLLO EDUCATION GROUP INC	Common Stock		100,045
	APPLE INC	Common Stock		583,469
	APPLIED MATERIALS INC	Common Stock		124,127
	ARCHER DANIELS MIDLAND CO	Common Stock		26,000
	ARMSTRONG WORLD INDUSTRIES INC	Common Stock		16,461
	ARRIS GROUP INC	Common Stock		7,608
	ARROW ELECTRS INC	Common Stock		59,800
	ASHFORD HOSPITALITY TRUST	Common Stock		6,057
	ASHFORD INC	Common Stock		564
	ASSURANT INC	Common Stock		32,915
	ASTORIA FINL CORP COM	Common Stock		8,844
	AT & T INC	Common Stock		685,908

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	ATMEL CORP	Common Stock		6,279
	ATMOS ENERGY CORP	Common Stock		20,568
	AUTODESK INC	Common Stock		16,997
	AUTOMATIC DATA PROCESSING INC	Common Stock		98,960
	AUTOZONE INC	Common Stock		5,572
	AVERY DENNISON CORP	Common Stock		19,974
	AVIS BUDGET GROUP	Common Stock		85,566
	AVISTA CORP	Common Stock		13,398
	AVNET INC	Common Stock		46,677
	AVON PRODS INC	Common Stock		10,282
	B B & T CORP COM	Common Stock		48,379
	BABCOCK & WILCOX CO	Common Stock		9,605
	BAKER HUGHES INC COM	Common Stock		57,191
	BANCORPSOUTH INC	Common Stock		7,788
	BANK HAWAII CORP	Common Stock		8,363
	BANK NEW YORK MELLON CORP COM	Common Stock		128,120
	BANK OF AMERICA CORP	Common Stock		459,004
	BARNES & NOBLE INC	Common Stock		23,081
	BARRETT BILL CORP	Common Stock		6,993
	BASIC ENERGY SVCS INC NEW	Common Stock		2,685
	BAXTER INTL INC	Common Stock		86,482
	BECTON DICKINSON & CO	Common Stock		77,373
	BED BATH & BEYOND INC	Common Stock		26,964
	BEMIS INC	Common Stock		16,230
	BENCHMARK ELECTRS INC COM	Common Stock		14,628
	BERKLEY W R CORP	Common Stock		9,688
	BERKSHIRE HATHAWAY INC.	Common Stock		178,528
	BEST BUY INC	Common Stock		87,705
	BIG LOTS INC	Common Stock		28,134
	BIO RAD LABS INC CL A	Common Stock		5,064
	BIOGEN IDEC INC	Common Stock		21,725
	BLACKROCK INC	Common Stock		34,326
	BLOCK H & R INC	Common Stock		10,710
	BLOOMIN BRANDS INC	Common Stock		13,568
	BOB EVANS FARMS INC	Common Stock		13,102
	BOEING CO	Common Stock		103,854
	BOOZ ALLEN HAMILTON HOLDING CO	Common Stock		9,100
	BOSTON SCIENTIFIC CORP COM	Common Stock		106,013
	BOYD GAMING CORP COM	Common Stock		11,093
	BRANDYWINE RLTY TR BD	Common Stock		5,561
	BRINKER INTL INC	Common Stock		27,173
	BRINKS CO	Common Stock		8,544
	BRISTOL MYERS SQUIBB CO	Common Stock		246,686
	BROADCOM CORPORATION COM	Common Stock		14,906
	BROADRIDGE FINANCIAL SOLUTIONS	Common Stock		8,543
	BROCADE COMMUNICATIONS SYSTEMS	Common Stock		44,826
	BROWN SHOE INC NEW	Common Stock		12,603
	BURLINGTON STORES INC	Common Stock		7,562
	CA INC	Common Stock		43,483
	CABLEVISION SYSTEMS-NY GRP-A	Common Stock		44,624
	CACI INTL INC FORMERLY CACI INC TO	Common Stock		24,647
	CAESARS ENTERTAINMENT CORP	Common Stock		48,843

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	CALIFORNIA RESOURCES CORP	Common Stock		4,584
	CALPINE CORP/NEW	Common Stock		15,889
	CAMERON INTL CORP	Common Stock		11,838
	CAMPBELL SOUP CO	Common Stock		21,912
	CAPITAL ONE FINANCIAL CORP	Common Stock		119,450
	CAPSTEAD MORTGAGE CORP	Common Stock		6,643
	CARDINAL HEALTH INC COM	Common Stock		60,386
	CAREER EDUCATION CORP	Common Stock		16,314
	CAREFUSION CORP	Common Stock		39,936
	CATERPILLAR INC	Common Stock		110,751
	CBS CORP NEW	Common Stock		41,726
	CELANESE CORP	Common Stock		10,073
	CELGENE CORP COM	Common Stock		25,728
	CENTENE CORP DEL	Common Stock		18,070
	CENTERPOINT ENERGY INC	Common Stock		24,602
	CENTURYLINK, INC	Common Stock		87,591
	CF INDS HLDGS INC	Common Stock		43,061
	CHARLES RIVER LABORATORIES	Common Stock		6,555
	CHARTER COMMUNICATIONS INC	Common Stock		49,153
	CHECKPOINT SYS INC COM	Common Stock		10,545
	CHEESECAKE FACTORY INC COM	Common Stock		11,773
	CHEMTURA CORP/NEW	Common Stock		9,373
	CHESAPEAKE ENERGY CORP COM	Common Stock		77,399
	CHEVRON CORP	Common Stock		644,138
	CHIQUITA BRANDS INTL INC	Common Stock		11,134
	CHUBB CORP	Common Stock		61,565
	CIGNA CORP	Common Stock		51,043
	CIMAREX ENERGY CO	Common Stock		13,992
	CINCINNATI BELL, INC COMMON	Common Stock		9,079
	CINCINNATI FINANCIAL CORP	Common Stock		20,317
	CINEMARK HOLDINGS INC	Common Stock		8,041
	CINTAS CORP	Common Stock		12,001
	CISCO SYSTEMS INC	Common Stock		270,056
	CITIGROUP INC.	Common Stock		149,398
	CITY NATL CORP COM	Common Stock		9,859
	CLIFFS NAT RES INC	Common Stock		4,127
	CLOUD PEAK ENERGY INC	Common Stock		5,462
	CME GROUP INC	Common Stock		10,372
	CMS ENERGY CORP	Common Stock		17,862
	CNO FINANCIAL GROUP INC	Common Stock		20,940
	COACH INC	Common Stock		33,842
	COCA COLA CO	Common Stock		231,619
	COCA-COLA ENTERPRISES	Common Stock		42,097
	COEUR MINING INC	Common Stock		9,683
	COLGATE PALMOLIVE CO	Common Stock		76,663
	COMCAST CORP CLASS A	Common Stock		156,859
	COMERICA INC	Common Stock		13,958
	COMMERCE BANCSHARES INC	Common Stock		13,090
	COMMERCIAL METALS CO	Common Stock		11,875
	COMMUNITY HEALTH SYSTEMS	Common Stock		56,023
	COMPUTER SCIENCES CORP	Common Stock		60,087
	COMSTOCK RES INC COM	Common Stock		2,772

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	COMTECH TELECOMMUNICATIONS CORP	Common Stock		12,923
	CON-WAY INC	Common Stock		7,131
	CONAGRA FOODS INC	Common Stock		34,829
	CONMED CORP	Common Stock		9,532
	CONOCOPHILLIPS	Common Stock		323,408
	CONSOLIDATED EDISON INC	Common Stock		81,918
	CONTRA LEAP WIRELESS	Common Stock		—
	CONVERGYS CORP	Common Stock		17,376
	CORELOGIC INC	Common Stock		18,006
	CORNING INC	Common Stock		112,861
	COSTCO WHOLESALE CORP	Common Stock		64,355
	CRACKER BARREL OLD COUNTRY STO	Common Stock		11,542
	CRANE CO	Common Stock		8,394
	CST BRANDS INC	Common Stock		15,569
	CSX CORP	Common Stock		75,467
	CUMMINS INC.	Common Stock		27,536
	CVS HEALTH CORPORATION	Common Stock		156,889
	CYS INVESTMENTS INC	Common Stock		6,627
	DANA HOLDING CORP	Common Stock		12,501
	DARDEN RESTAURANTS INC	Common Stock		14,188
	DAVITA HEALTHCARE PARTNERS INC	Common Stock		6,514
	DEAN FOODS CO	Common Stock		7,578
	DECKERS OUTDOOR CORP	Common Stock		19,300
	DEERE & CO	Common Stock		58,390
	DELTA AIR LINES INC	Common Stock		35,023
	DELUXE CORP	Common Stock		6,287
	DENBURY RESOURCES	Common Stock		4,146
	DEVON ENERGY CORPORATION	Common Stock		83,429
	DEVRY EDUCATION GROUP INC. DEL	Common Stock		24,162
	DEX MEDIA INC	Common Stock		4,620
	DIAMOND OFFSHORE DRILLING INC COM	Common Stock		12,775
	DIEBOLD INC	Common Stock		26,500
	DIGITAL RIVER, INC	Common Stock		6,702
	DILLARDS INC CL A	Common Stock		16,148
	DISCOVER FINANCIAL SERVICES	Common Stock		23,773
	DISH NETWORK CORP	Common Stock		19,462
	DOMINION RES INC VA	Common Stock		85,897
	DOMINOS PIZZA INC	Common Stock		16,668
	DOVER CORP COM	Common Stock		20,297
	DOW CHEMICAL CO	Common Stock		65,496
	DR PEPPER SNAPPLE GROUP INC	Common Stock		36,198
	DTE ENERGY CO COM	Common Stock		71,946
	DU PONT E I DE NEMOURS & CO	Common Stock		78,598
	DUKE ENERGY HOLDING CORP. COM	Common Stock		38,345
	DUN & BRADSTREET CORP DEL NEW	Common Stock		9,919
	DYNEGY INC/NEW	Common Stock		6,434
	E M C CORP MASS	Common Stock		104,298
	E*TRADE GROUP	Common Stock		50,693
	EARTHLINK HOLDINGS CORP	Common Stock		7,428
	EASTMAN CHEM CO COM	Common Stock		8,724
	EBAY INC	Common Stock		35,468
	EDISON INTL COM	Common Stock		93,047

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	ELECTRONIC ARTS INC	Common Stock		58,628
	ELI LILLY & CO COM	Common Stock		157,090
	EMCOR GROUP INC COM	Common Stock		8,097
	EMERSON ELECTRIC CO	Common Stock		121,053
	ENERGEN CORP	Common Stock		16,450
	ENERGIZER HOLDINGS INC	Common Stock		18,384
	ENTERGY CORP NEW COM	Common Stock		131,045
	EOG RESOURCES, INC	Common Stock		28,910
	EQUITY COMMONWEALTH	Common Stock		12,578
	EQUITY RESIDENTIAL PPTYS TR SH BEN	Common Stock		15,015
	EURONET WORLDWIDE INC.	Common Stock		15,482
	EXELIS INC	Common Stock		36,515
	EXELON CORPORATION	Common Stock		145,094
	EXPEDIA INC	Common Stock		17,499
	EXPRESS INC	Common Stock		8,902
	EXTERRAN HOLDINGS INC	Common Stock		17,919
	EXXON MOBIL CORPORATION	Common Stock		919,230
	FAIRCHILD SEMICONDUCTR INTERNATIONAL	Common Stock		6,769
	FEDERATED INVESTORS INC	Common Stock		9,945
	FEDEX CORPORATION	Common Stock		71,201
	FERRO CORP	Common Stock		9,927
	FIFTH THIRD BANCORP	Common Stock		23,431
	FINISAR CORP	Common Stock		7,395
	FINISH LINE INC CL A	Common Stock		9,043
	FIRST CTZNS BANCSHARES INC CL A	Common Stock		9,606
	FIRST SOLAR INC	Common Stock		21,227
	FIRSTENERGY CORP COM	Common Stock		65,113
	FIVE STAR QUALITY CARE	Common Stock		8,524
	FLOWERS FOODS INC	Common Stock		5,316
	FLOWSERVE CORP COM	Common Stock		9,692
	FLUOR CORP NEW	Common Stock		15,158
	FOOT LOCKER INC	Common Stock		18,259
	FORD MOTOR COMPANY	Common Stock		48,236
	FOREST OIL CORP	Common Stock		532
	FORTUNE BRANDS HOME & SECURITY	Common Stock		7,922
	FRANKLIN RESOURCES INC	Common Stock		13,898
	FREEPORT-MCMORAN INC.	Common Stock		113,132
	FRONTIER COMMUNICATIONS CORPORATION	Common Stock		73,937
	FTI CONSULTING INC COM	Common Stock		13,443
	GALLAGHER ARTHUR J & CO	Common Stock		8,004
	GAMESTOP CORP NEW	Common Stock		30,657
	GANNETT INC	Common Stock		29,024
	GAP INC	Common Stock		28,803
	GATX CORP	Common Stock		9,149
	GENERAL CABLE CORP COM	Common Stock		6,154
	GENERAL DYNAMICS CORP	Common Stock		147,804
	GENERAL ELECTRIC CO	Common Stock		366,845
	GENERAL MILLS INC	Common Stock		36,584
	GENERAL MOTORS CO	Common Stock		94,816
	GENESCO INC COM	Common Stock		6,666
	GENTIVA HEALTH SERVICES	Common Stock		6,896
	GENUINE PARTS CO	Common Stock		41,456

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	GENWORTH FINL INC	Common Stock		27,591
	GILEAD SCIENCES INC	Common Stock		71,920
	GLOBAL PMTS INC W/I	Common Stock		8,073
	GOLDMAN SACHS GROUP INC	Common Stock		108,739
	GOODYEAR TIRE & RUBR CO	Common Stock		61,597
	GOOGLE INC	Common Stock		80,660
	GOOGLE INC-CL C	Common Stock		115,282
	GRAHAM HOLDINGS COMPANY	Common Stock		39,731
	GRAPHIC PACKAGING HLDGCO	Common Stock		9,766
	GREAT PLAINS ENERGY INC	Common Stock		7,926
	GUESS INC	Common Stock		13,491
	H & E EQUIP SVCS INC	Common Stock		7,416
	HALLIBURTON CO	Common Stock		24,975
	HANESBRANDS INC	Common Stock		18,641
	HANOVER INS GROUP INC	Common Stock		15,619
	HARLEY DAVIDSON INC	Common Stock		11,468
	HARMAN INTL INDS INC NEW COM	Common Stock		12,485
	HARRIS CORP DEL	Common Stock		34,761
	HARSCO CORP	Common Stock		13,506
	HARTFORD FINANCIAL SERVICES GROUP	Common Stock		71,748
	HASBRO INC	Common Stock		23,536
	HATTERAS FINANCIAL CORP	Common Stock		6,745
	HAWAIIAN ELEC INDS INC	Common Stock		13,827
	HAWAIIAN HOLDINGS INC	Common Stock		11,332
	HCA HOLDINGS INC	Common Stock		161,238
	HCC INS HLDGS INC COM	Common Stock		12,738
	HEALTH NET INC	Common Stock		63,380
	HEALTHSOUTH REHABILITATION CORPORAT	Common Stock		17,576
	HELMERICH & PAYNE INC	Common Stock		14,765
	HERTZ GLOBAL HOLDINGS INC	Common Stock		18,855
	HESS CORP	Common Stock		74,853
	HEWLETT PACKARD CO	Common Stock		669,288
	HILL ROM HLDGS	Common Stock		9,078
	HOLLYFRONTIER CORP	Common Stock		16,341
	HOLOGIC INC COM	Common Stock		5,963
	HOME DEPOT INC	Common Stock		138,980
	HONEYWELL INTERNATIONAL INC	Common Stock		90,827
	HOSPIRA INC	Common Stock		32,463
	HUDSON CITY BANCORP INC	Common Stock		20,969
	HUMANA INC	Common Stock		85,173
	HUNTINGTON BANCSHARES INC	Common Stock		10,741
	HUNTINGTON INGALLS INDUSTRIES	Common Stock		15,969
	HUNTSMAN CORP	Common Stock		23,144
	IAC/INTERACTIVECORP	Common Stock		15,015
	ILLINOIS TOOL WORKS INC	Common Stock		50,759
	INGRAM MICRO INC CL A COM	Common Stock		60,615
	INSIGHT ENTERPRISES INC COM	Common Stock		15,327
	INTEGRYS ENERGY GROUP INCORPORATED	Common Stock		21,331
	INTEL CORP	Common Stock		708,562
	INTERACTIVE BROKERS GROUP INC	Common Stock		32,776
	INTERNATIONAL BANCSHARES CRP	Common Stock		7,750
	INTERNATIONAL BUSINESS MACHS CORP	Common Stock		446,023

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	INTERNATIONAL PAPER CO	Common Stock		33,755
	INTERNATIONAL RECTIFIER CORP COM	Common Stock		10,055
	INTERPUBLIC GROUP COS INC	Common Stock		61,417
	INTERSIL CORPORATION	Common Stock		21,039
	INVACARE CORP	Common Stock		10,157
	INVESTMENT TECHNOLOGY GROUP INC NEW	Common Stock		7,766
	IRON MOUNTAIN INC	Common Stock		19,137
	ISTAR FINL INC	Common Stock		10,743
	ITRON INC COM	Common Stock		9,388
	ITT CORP	Common Stock		18,571
	ITT EDL SVCS INC COM	Common Stock		9,264
	JABIL CIRCUIT INC COM	Common Stock		22,070
	JACK IN THE BOX, INC.	Common Stock		18,871
	JACOBS ENGR GROUP INC	Common Stock		11,485
	JETBLUE AWYS CORP	Common Stock		30,515
	JM SMUCKER CO	Common Stock		20,499
	JOHNSON & JOHNSON	Common Stock		590,402
	JOHNSON CONTROLS INC	Common Stock		41,282
	JOY GLOBAL INC	Common Stock		7,257
	JPMORGAN CHASE & CO	Common Stock		425,231
	JUNIPER NETWORKS INC	Common Stock		55,309
	KBR INC	Common Stock		9,984
	KELLOGG CO	Common Stock		37,563
	KEMPER CORP	Common Stock		7,980
	KEY ENERGY SERVICES INC	Common Stock		1,708
	KEYCORP NEW	Common Stock		39,629
	KIMBERLY CLARK CORP COM	Common Stock		47,140
	KINDRED HEALTHCARE INC	Common Stock		33,542
	KLA-TENCOR CORP COM	Common Stock		9,212
	KOHLS CORP	Common Stock		51,518
	KORN FERRY INTERNATIONAL	Common Stock		13,000
	KRAFT FOODS GROUP INC	Common Stock		47,810
	KROGER CO	Common Stock		182,356
	L BRANDS INC	Common Stock		62,316
	L-3 COMMUNICATIONS CORP COM	Common Stock		45,436
	LABORATORY CRP OF AMER HLDGS	Common Stock		5,611
	LACLEDE GROUP INC	Common Stock		20,056
	LEAR CORP	Common Stock		22,460
	LEGG MASON INC COM	Common Stock		16,758
	LEGGETT & PLATT INC	Common Stock		19,899
	LEIDOS HOLDINGS, INC	Common Stock		23,022
	LEVEL 3 COMMUNICATIONS, INC.	Common Stock		50,615
	LEXMARK INTERNATIONAL INC	Common Stock		46,965
	LIBERTY INTERACTIVE CORP-A	Common Stock		34,039
	LIFEPOINT HOSPS INC	Common Stock		29,555
	LINCOLN NATL CORP IND	Common Stock		61,130
	LINEAR TECHNOLOGY CORP	Common Stock		5,837
	LINN CO LLC	Common Stock		2,779
	LIVE NATION ENT INC	Common Stock		17,415
	LOCKHEED MARTIN CORP	Common Stock		170,424
	LOEWS CORP	Common Stock		25,296
	LORILLARD INC	Common Stock		95,291

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	LOWES COS INC	Common Stock		110,286
	MACY S INC	Common Stock		61,937
	MAGELLAN HEALTH, INC	Common Stock		9,785
	MANPOWERGROUP INC	Common Stock		35,789
	MARATHON OIL CORP	Common Stock		86,681
	MARATHON PETROLEUM CORP	Common Stock		30,869
	MARRIOTT VACATIONS WORLDWIDE C	Common Stock		17,442
	MASCO CORP	Common Stock		14,087
	MASIMO CORP	Common Stock		10,668
	MASTERCARD INC	Common Stock		28,519
	MATTEL INC	Common Stock		24,168
	MAXIM INTEGRATED PRODS INC	Common Stock		37,830
	MCDONALDS CORP	Common Stock		169,972
	MCGRAW-HILL FINANCIAL INC	Common Stock		46,181
	MCKESSON CORP	Common Stock		90,505
	MDU RES GROUP INC	Common Stock		21,949
	MEADWESTVACO CORP	Common Stock		31,029
	MEDTRONIC INC	Common Stock		145,122
	MENS WEARHOUSE INC COM	Common Stock		7,550
	MERCK & CO INC NEW	Common Stock		187,634
	MEREDITH CORP	Common Stock		11,679
	MERITOR INC	Common Stock		7,681
	METLIFE INC	Common Stock		114,292
	MGM RESORTS INTERNATIONAL	Common Stock		20,696
	MICROCHIP TECHNOLOGY INC COM	Common Stock		15,924
	MICRON TECHNOLOGY INC	Common Stock		142,071
	MICROSOFT CORP	Common Stock		707,805
	MOLINA HEALTHCARE INC	Common Stock		8,244
	MOLSON COORS BREWING CO	Common Stock		9,688
	MONDELEZ INTERNATIONAL INC	Common Stock		114,605
	MONSANTO CO NEW	Common Stock		78,253
	MONSTER WORLDWIDE INC	Common Stock		7,581
	MORGAN STANLEY	Common Stock		47,297
	MOSAIC CO/THE	Common Stock		44,189
	MOTOROLA SOLUTIONS, INC.	Common Stock		36,156
	MURPHY OIL CORP	Common Stock		31,626
	MYLAN LABS INC	Common Stock		6,708
	NASDAQ OMX GRP INC	Common Stock		22,973
	NATIONAL FUEL GAS CO N J	Common Stock		25,309
	NATIONAL OILWELL INC COM	Common Stock		33,879
	NAVISTAR INTL CORP COM	Common Stock		6,729
	NCR CORPORATION COM	Common Stock		7,460
	NETAPP INC	Common Stock		30,632
	NEW JERSEY RES CORP	Common Stock		7,160
	NEW YORK TIMES CO CL A	Common Stock		13,841
	NEWELL RUBBERMAID INC	Common Stock		16,874
	NEWFIELD EXPL CO COM	Common Stock		46,348
	NEWMONT MINING CORP	Common Stock		53,619
	NEXTERA ENERGY INC	Common Stock		80,993
	NIKE INC CL B	Common Stock		73,266
	NISOURCE INC	Common Stock		44,074
	NOBLE ENERGY INC	Common Stock		9,249

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	NORDSTROM INC	Common Stock		18,577
	NORFOLK SOUTHERN CORP	Common Stock		55,901
	NORTHERN TRUST CORP	Common Stock		21,164
	NORTHROP GRUMMAN CORP	Common Stock		179,079
	NORTHWESTERN CORP	Common Stock		13,183
	NRG ENERGY INC	Common Stock		26,438
	NU SKIN ENTERPRISES	Common Stock		5,069
	NUCOR CORP	Common Stock		9,712
	NUVASIVE INC	Common Stock		6,414
	O REILLY AUTOMOTIVE INC	Common Stock		10,787
	OCCIDENTAL PETE CORP	Common Stock		158,882
	OFFICE DEPOT INC	Common Stock		35,449
	OLD REP INTL CORP	Common Stock		6,847
	OM GROUP INC COM	Common Stock		10,221
	OMNICARE INC	Common Stock		26,911
	OMNICOM GROUP	Common Stock		98,852
	OMNIVISION TECHNOLOGIES	Common Stock		11,726
	ON SEMICONDUCTOR CORP	Common Stock		17,180
	ORACLE CORPORATION	Common Stock		215,047
	ORBITAL SCIENCES CORP	Common Stock		6,830
	ORBITZ WORLDWIDE INC	Common Stock		5,761
	OSHKOSH CORPORATION	Common Stock		15,714
	OWENS & MINOR INC COM	Common Stock		9,725
	OWENS CORNING INC	Common Stock		10,600
	OWENS ILL INC COM NEW	Common Stock		22,753
	PACCAR INC	Common Stock		37,678
	PACKAGING CORP OF AMERICA	Common Stock		16,547
	PANTRY INC	Common Stock		11,859
	PARKER DRILLING CO	Common Stock		2,106
	PARKER HANNIFIN CORP	Common Stock		26,435
	PATTERSON-UTI ENERGY INC	Common Stock		14,102
	PAYCHEX INC	Common Stock		27,748
	PEABODY ENERGY CORPORATION	Common Stock		7,539
	PENN VIRGINIA CORP	Common Stock		9,432
	PENNEY J C INC	Common Stock		8,767
	PEOPLE S UNITED FINANCIAL INC	Common Stock		11,127
	PEPCO HOLDINGS INC.	Common Stock		34,794
	PEPSICO INC	Common Stock		266,092
	PFIZER INC	Common Stock		300,068
	PG&E CORP COM	Common Stock		90,561
	PHH CORP	Common Stock		26,452
	PHILIP MORRIS INTERNATIONAL IN	Common Stock		196,457
	PHILLIPS 66	Common Stock		41,873
	PIEDMONT NAT GAS INC	Common Stock		13,045
	PIEDMONT OFFICE REALTY TRU-A	Common Stock		7,027
	PINNACLE WEST CAP CORP	Common Stock		25,753
	PIONEER ENERGY SERVICES CORP	Common Stock		4,404
	PITNEY BOWES INC	Common Stock		97,748
	PLEXUS CORP COM	Common Stock		9,561
	PLUM CREEK TIMBER CO INC	Common Stock		18,870
	PMC SIERRA INC COM	Common Stock		12,540
	PNC FINANCIAL SERVICES GROUP	Common Stock		74,170

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	PNM RES INC	Common Stock		11,378
	POLYCOM INC COM	Common Stock		22,356
	PORTLAND GEN ELEC CO	Common Stock		13,467
	POST HOLDINGS INC	Common Stock		9,677
	PPG INDUSTRIES INC	Common Stock		66,571
	PPL CORPORATION	Common Stock		36,512
	PRAXAIR INC COM	Common Stock		36,277
	PRIMERICA INC	Common Stock		17,146
	PRINCIPAL FINANCIAL GROUP	Common Stock		25,347
	PROCTER & GAMBLE CO	Common Stock		453,537
	PROGRESS SOFTWARE CORP	Common Stock		7,782
	PROGRESSIVE CORP OHIO	Common Stock		30,634
	PROTECTIVE LIFE CORP	Common Stock		31,203
	PRUDENTIAL FINL INC	Common Stock		110,271
	PUBLIC STORAGE INC COM	Common Stock		10,536
	PUBLIC SVC ENTERPRISE GROUP INC	Common Stock		80,708
	QEP RESOURCES INC	Common Stock		7,764
	QLOGIC CORP COM	Common Stock		7,965
	QUAD/GRAPHICS INC	Common Stock		10,355
	QUALCOMM INC	Common Stock		57,977
	QUEST DIAGNOSTICS INC	Common Stock		13,680
	QUESTAR CORP	Common Stock		14,460
	QUICKSILVER RESOURCES INC	Common Stock		604
	QUIKSILVER INC COM	Common Stock		2,661
	RADIOSHACK CORP	Common Stock		2,903
	RAYMOND JAMES FINL INC	Common Stock		13,177
	RAYTHEON CO	Common Stock		121,259
	REGAL ENTERTAINMENT GROUP- CL A	Common Stock		11,705
	REGIONS FINL CORP NEW	Common Stock		39,885
	REGIS CORP	Common Stock		7,643
	REINSURANCE GROUP AMER CLASS A NEW	Common Stock		25,585
	RELIANCE STL & ALUM CO COM	Common Stock		6,801
	RENT-A-CENTER INC	Common Stock		17,543
	REPUBLIC AWYS HLDGS INC	Common Stock		18,310
	REPUBLIC SERVICES INC CL A COMM	Common Stock		10,183
	REYNOLDS AMERICAN INC	Common Stock		78,088
	RITE AID CORP	Common Stock		122,125
	RLI CORP COM	Common Stock		10,078
	ROBERT HALF INTL INC	Common Stock		13,486
	ROCKWELL COLLINS	Common Stock		15,544
	ROCKWOOD HLDGS INC	Common Stock		13,554
	RPM INTERNATIONAL INC	Common Stock		14,604
	RR DONNELLEY & SONS CO	Common Stock		61,120
	RYDER SYS INC	Common Stock		36,304
	SAFEWAY INC NEW	Common Stock		106,589
	SANDISK CORP COM	Common Stock		6,565
	SANDRIDGE ENERGY INC	Common Stock		3,360
	SANMINA CORP	Common Stock		20,048
	SCANA CORP-W/I	Common Stock		10,268
	SCHEIN HENRY INC	Common Stock		12,526
	SCHOLASTIC CORP COM	Common Stock		9,287
	SCHULMAN A INC	Common Stock		5,917

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	SCHWAB CHARLES CORP NEW	Common Stock		21,888
	SEACOR HOLDINGS INC	Common Stock		13,876
	SEALED AIR CORP COM	Common Stock		21,554
	SEARS HOLDING CORP	Common Stock		14,907
	SEAWORLD ENTERTAINMENT INC	Common Stock		7,464
	SEMPRA ENERGY COM	Common Stock		71,827
	SERVICE CORP INTL	Common Stock		11,259
	SKECHERS U S A INC	Common Stock		10,000
	SKYWEST INC	Common Stock		11,049
	SLM CORP	Common Stock		7,408
	SONOCO PRODS CO	Common Stock		10,313
	SOUTHERN CO	Common Stock		72,781
	SOUTHERN COPPER CORP	Common Stock		25,888
	SOUTHWEST AIRLINES CO	Common Stock		27,889
	SOUTHWEST GAS CORP	Common Stock		18,728
	SPANSION INC	Common Stock		21,867
	SPECTRA ENERGY CORP	Common Stock		6,425
	SPIRIT AEROSYTSEMS HOLD-CL A	Common Stock		16,226
	SPOK HOLDINGS INC	Common Stock		12,221
	SPRINT NEXTEL CORP	Common Stock		17,774
	SPX CORP	Common Stock		19,074
	ST JUDE MED INC	Common Stock		27,118
	STANCORP FINL GROUP INC	Common Stock		19,281
	STANLEY BLACK & DECKER,INC.	Common Stock		11,337
	STAPLES INC	Common Stock		82,410
	STARBUCKS CORP COM	Common Stock		23,548
	STARWOOD HOTELS & RESORTS WORLDWIDE	Common Stock		15,890
	STATE STREET CORP	Common Stock		38,465
	STEEL DYNAMICS INC COM	Common Stock		14,272
	STEELCASE INC CL A	Common Stock		14,863
	STERIS CORP COM	Common Stock		10,506
	STIFEL FINANCIAL CORP	Common Stock		7,347
	STONE ENERGY CORP COM	Common Stock		12,474
	STRAYER ED INC COM	Common Stock		15,896
	STRYKER CORP	Common Stock		37,449
	SUNCOKE ENERGY INC	Common Stock		9,245
	SUNEDISON INC	Common Stock		25,968
	SUNTRUST BANKS INC	Common Stock		67,082
	SUPERVALU INC	Common Stock		50,236
	SVB FINL GROUP	Common Stock		8,009
	SWIFT ENERGY COMPANY	Common Stock		2,616
	SYMANTEC CORP	Common Stock		69,448
	SYMETRA FINANCIAL CORP	Common Stock		26,508
	SYNNEX CORP	Common Stock		19,306
	SYNOPSYS INC COM	Common Stock		8,868
	SYNOVUS FINANCIAL CORP	Common Stock		7,964
	SYSCO CORP	Common Stock		70,648
	T-MOBILE US INC	Common Stock		14,036
	TAKE-TWO INTERACTIVE SOFTWARE	Common Stock		17,631
	TARGET CORP	Common Stock		142,787
	TCF FINANCIAL	Common Stock		7,071
	TECH DATA CORP	Common Stock		34,081

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	TECO ENERGY INC	Common Stock		16,617
	TELEPHONE AND DATA SYSTEMS	Common Stock		21,942
	TENET HEALTHCARE CORPORATION	Common Stock		43,779
	TENNECO INC	Common Stock		13,643
	TEREX CORP NEW	Common Stock		6,106
	TESORO CORP	Common Stock		24,982
	TEXAS INSTRUMENTS INC	Common Stock		118,104
	TEXTRON INC	Common Stock		24,971
	THE CHILDREN S PLACE INC	Common Stock		7,638
	THE DIRECTV GROUP HOLDINGS CL A COM	Common Stock		171,579
	THE HERSHEY COMPANY	Common Stock		12,576
	THE PHOENIX COMPANIES, INC.	Common Stock		7,782
	THE SCOTTS MIRACLE-GRO COMPANY CL A	Common Stock		11,903
	THERMO FISHER SCIENTIFIC INC	Common Stock		17,541
	TIFFANY & CO NEW	Common Stock		16,991
	TIME WARNER CABLE INC	Common Stock		88,499
	TIME WARNER INC	Common Stock		171,011
	TIMKEN CO	Common Stock		8,664
	TJX COS INC NEW	Common Stock		40,394
	TORCHMARK CORP	Common Stock		17,226
	TOTAL SYS SVCS INC	Common Stock		12,056
	TOWERS WATSON & CO CL A	Common Stock		22,974
	TRAVELCENTERS OF AMERICA LLC	Common Stock		9,288
	TRAVELERS COMPANIES, INC	Common Stock		132,736
	TRIQUINT SEMICONDUCTOR INC	Common Stock		11,847
	TRW AUTOMOTIVE HLDGS CORP	Common Stock		39,289
	TUPPERWARE BRANDS CORPORATION	Common Stock		7,371
	TUTOR PERINI CORP	Common Stock		14,538
	TWENTY FIRST CENTURY FOX INC	Common Stock		38,367
	TYSON FOODS INC CL A DEL	Common Stock		7,016
	UGI CORP NEW COM	Common Stock		24,383
	UNION PACIFIC CORP	Common Stock		138,191
	UNISYS CORPORATION	Common Stock		30,453
	UNIT CORP	Common Stock		7,775
	UNITED CONTINENTAL HOLDINGS, INC.	Common Stock		38,930
	UNITED ONLINE INC	Common Stock		11,189
	UNITED PARCEL SERVICE-CL B	Common Stock		72,149
	UNITED RENTAL INC COM	Common Stock		12,037
	UNITED STATES CELLULAR CORP	Common Stock		6,134
	UNITED STS STL CORP NEW	Common Stock		35,324
	UNITED TECHNOLOGIES CORP	Common Stock		155,250
	UNITEDHEALTH GROUP INC	Common Stock		233,012
	UNIVERSAL CORP	Common Stock		7,960
	UNIVERSAL HEALTH SVCS INC CL B	Common Stock		17,468
	UNUM GROUP	Common Stock		41,542
	US BANCORP DEL NEW	Common Stock		47,287
	V F CORP	Common Stock		25,166
	VAALCO ENERGY INC	Common Stock		5,034
	VALERO ENERGY CORP	Common Stock		70,389
	VECTREN CORP	Common Stock		18,908
	VERIZON COMMUNICATIONS	Common Stock		339,108
	VIACOM INC NEW	Common Stock		33,035

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	VISA INC-CLASS A SHRS	Common Stock		42,476
	VISHAY INTERTECHNOLOGY INC	Common Stock		27,890
	VISTEON CORP/NEW	Common Stock		30,562
	VONAGE HOLDINGS CORP	Common Stock		11,300
	VOYA FINANCIAL INC	Common Stock		10,807
	WAL MART STORES INC	Common Stock		276,705
	WALGREENS BOOTS ALLIANCE INC	Common Stock		160,706
	WALT DISNEY CO	Common Stock		87,408
	WASHINGTON FEDERAL INC	Common Stock		9,525
	WASTE MANAGEMENT INC	Common Stock		79,546
	WEBMD HEALTH CORP	Common Stock		17,046
	WEIGHT WATCHERS INTL INC	Common Stock		6,086
	WELLCARE HEALTH PLANS, INC	Common Stock		30,444
	WELLS FARGO & CO	Common Stock		406,326
	WENDY S CO/THE	Common Stock		12,362
*	WESCO INTL INC	Common Stock		6,554
	WESTAR ENERGY INC	Common Stock		14,434
	WESTERN DIGITAL CORP	Common Stock		53,025
	WESTERN UNION CO/THE	Common Stock		39,008
	WEYERHAEUSER CO	Common Stock		70,703
	WGL HOLDINGS INC	Common Stock		15,949
	WHIRLPOOL CORP	Common Stock		33,711
	WHITING PETE CORP NEW	Common Stock		6,633
	WILEY JOHN & SONS INC	Common Stock		9,952
	WILLIAMS COS INC	Common Stock		14,561
	WILLIAMS SONOMA INC	Common Stock		9,006
	WINDSTREAM HOLDINGS INC	Common Stock		58,232
	WISCONSIN ENERGY CORP COM	Common Stock		16,666
	WPX ENERGY INC	Common Stock		37,646
	WYNDHAM WORLDWIDE CORP	Common Stock		20,411
	WYNN RESORTS LTD	Common Stock		51,620
	XCEL ENERGY INC	Common Stock		40,338
	XEROX CORP	Common Stock		68,732
	XILINX INC	Common Stock		13,290
	YAHOO INC COM	Common Stock		8,587
	YUM BRANDS INC	Common Stock		32,710
	ZIMMER HOLDINGS INC	Common Stock		17,013
	ZIONS BANCORP	Common Stock		11,204
	ZYNGA INC	Common Stock		7,094
	ACCENTURE PLC	Common Stock		70,823
	ACE LIMITED	Common Stock		44,114
	AMDOCS LIMITED COM	Common Stock		22,581
	BUNGE LIMITED	Common Stock		30,728
	CARNIVAL CORP	Common Stock		19,764
	COVIDIEN PLC	Common Stock		83,665
	ENDO INTERNATIONAL PLC	Common Stock		15,794
	FLEXTRONICS INTL LTD	Common Stock		45,849
	FREESCALE SEMICONDUCTOR LTD	Common Stock		16,450
	HERBALIFE LTD	Common Stock		12,441
	INGERSOLL-RAND PLC	Common Stock		42,915
	LYONDELLBASELL INDU-CL A	Common Stock		30,327
	MALLINCKRODT PLC	Common Stock		27,431

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	MCDERMOTT INTL INC	Common Stock		9,117
	ROYAL CARRIBEAN CRUISE	Common Stock		21,679
	SCHLUMBERGER LTD	Common Stock		141,012
	THOMPSON CREEK METALS CO INC	Common Stock		4,878
	TYCO INTERNATIONAL PLC	Common Stock		43,992
	ULTRA PETROLEUM CORP	Common Stock		2,764
	XL GROUP PLC	Common Stock		20,656
	RAFI Enhanced Large Company
	Fund Total			35,278,719

*	Participant Loans	4.25% - 9.25% with maturity dates
		through 2027		13,716,227
	Participant Loans Total			13,716,227

	Total Investments at Fair Value			$598,905,483

*	Denotes a party-in-interest to the Plan.
(1)	Cost for participant directed investments not required and therefore omitted.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc.
Retirement Saving Plan
(Name of Plan)

June 27, 2016	By:	/s/ Brian M. Begg
(Date)		Brian M. Begg
Committee Member, 401K Retirement Savings Plan
Administrative and Investment Committee

EXHIBITS
The following exhibits are filed or incorporated as part of this report:

Exhibit
Number	Description
23	Consent of BDO USA, LLP (filed herewith)